Exhibit 99.1

                                  Investment in
                 Guangxi Bauxite Reserves Exploitation by Chalco

(Beijing, February 17, 2003),The capital contribution agreement signing ceremony was held on Feb. 16 in Beijing in respect of establishment of Guangxi Guixi Huayin Aluminum Corporation Limited ("Project Company") jointly initiated by Aluminum Corporation of China Limited (2600), Guangxi Investment (Group) Corporation and Minmetals Non-Ferrous Metals Co., Ltd. Conclusion of the agreement marks the commencement of preliminary preparations for the establishment of China's seventh alumina refinery. The initial registered capital of the Project Company totals RMB10 million, among which Chalco has a capital contribution share of 33%, Guangxi Investment 34% and Minmetals 33%.

Large-sized bauxite deposits have been recently found in western Guangxi of China, the proven and probable deposits of which exceed 500 million tones, which is believed to account for over 70% of the bauxite deposits located in Guangxi region. Once conditions permit, the Project Company bauxite deposits in Guangxi region and the three parties will increase the registered capital of the Project Company to set up China's seventh alumina refinery. The designed capacity for the refinery is proposed to be 800,000 tpy.

China's fast economic growth has driven up a strong demand for aluminum. China has been a net importer of alumina in recent years, with the net imported alumina exceeding 3.5 million tones in 2002. As the second largest alumina producer in the world, Chalco is guided by its strategy to give top priority to the development of the alumina segment and to develop the aluminum segment on a selective basis.

                                      Aluminum Corporation of China Limited
                                      Secretary to the Board